Mail Stop 3561

April 28, 2009

Mr. Robert M. Vincent
Chief Financial Officer
500 International Parkway, Suite 100
Heathrow, Florida 32746

      Re: **Ruth's Hospitality Group, Inc.**
              Form 10-K for the year ended December 28, 2008
              Filed March 13, 2009
              File No. 000-51485

Dear Mr. Vincent:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 28, 2008

Cover Page

1. Please tell us why you have not checked the box indicating that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not included.

Management's Discussion and Analysis of Results of Operations and Financial Condition

– Results of Operations
- Fiscal Year 2008 Compared to Fiscal Year 2007, page 29

2. We note your disclosure that the increase in marketing and advertising expense in 2008 was primarily due to value promotions introduced during the second half of 2008 aimed at improving guest traffic. Please explain to us, and disclose in the notes to the financial statements in future filings, the nature of these value promotions and explain how you account for them in your financial statements. If the amount of these promotions is material, please disclose the amount in the notes to the financial statements. Please refer to EITF 01-09 for guidance.

– Potential Fluctuations in Quarterly Results and Seasonality, page 34

3. We note that in your table of summary quarterly results of operations for fiscal 2007 and 2008, you present the measure "operating margin" which excludes losses on impairment, restructuring expenses, and loss on disposal of property and equipment. In light of the fact that this measure excludes operating expenses which are included in operating income in the statements of income, we believe that "operating margin" as presented on page 34 is a non-GAAP financial measure. Please revise future filings to include loss on impairment, restructuring expenses and loss on the disposal of property and equipment as components of operating margin or alternatively, you should refer to this presentation of operating margin as a non-GAAP financial measure and comply with the requirements and disclosures in Item 10(e) of Regulation SK. Your current presentation is confusing to investors and not considered appropriate.

Critical Accounting Policies and Estimates
- Impairment of Long-Lived Assets, page 38

4. We note from the discussion included on page 38 of MD&A that the Company recognized a loss on impairment of long-lived assets in the amount of $32.1 million during the quarter ended December 31, 2008. We also note that these charges related to the full impairment of fixtures and equipment and leasehold improvements at one Mitchell's Steakhouse, two Mitchell's Fish Market locations, three company-owned Ruth's Chris Steakhouse restaurants and the Millwork shop located in Sanford Florida and partial losses on impairment of fixtures, equipment and leasehold improvements at on Mitchell's Fish Market location, two company-owned Ruth's Chris Steak House restaurants and the Company's corporate office building in Heathrow, Florida. With regards to these

impairment charges, please tell us and revise future filings to indicate whether the charges recognized related to assets to be held and used or assets to be disposed of. If the charges relate to assets to be disposed of, please explain why the assets have not been presented as held for sale in the Company's December 31, 2008 balance sheet in accordance with paragraph 46 of SFAS No.144. Also, please ensure that the notes to your financial statements include all of the disclosures required by paragraphs 26 and 47 of SFAS No.144, as applicable.

Consolidated Statements of Income (Loss), page F-4

5. We note that during 2007 you had a gain on recovery of costs from hurricane and relocation. Please explain to us how you calculated or determined the amount recorded as a gain on the statements of income. Please include in your response any cash proceeds received in fiscal 2007.

Notes to the Financial Statements

– General

6. We note that you have a large number of franchised restaurants which has fluctuated during the time periods included in your Form 10-K. In future filings, please disclose the number of (a) franchises sold, (b) franchises purchased during the period, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation for each period for which financial statements are presented. Also, please disclose the amount of initial franchise fees recorded in revenue or the relative contribution of initial franchise fees to net income if the amounts are significant. See paragraph 23 of SFAS No. 45.

Note 5. Long Term Debt, page F-14

7. We note your disclosure that on February 26, 2009 you amended your credit agreement which reduced the revolving loan commitment, changed certain covenants and increased the applicable interest rates. Please tell us how you accounted for this change under EITF 98-14 and specifically tell us how you accounted for any unamortized deferred costs at the time of the amendment.

8. We note from your disclosure on page 17 that your senior credit agreement contains a number of restrictive covenants, including a limitation on your ability to pay dividends. Please revise future filings to include disclosure of any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien. See paragraphs 18-19 of SFAS No. 5 and Rule 4-08(e) of Regulation S-X.

Note 10. Acquisitions, page F-19

9. We note your disclosure that you allocated a significant portion of the purchase price from the Mitchell's acquisition to trademarks, an indefinite lived asset. Please tell us how you calculated or determined the amount allocated to trademarks and explain to us why you believe it is appropriate to assign that intangible asset an indefinite life. Please include in your response all significant assumptions used in the valuation. Additionally, please tell us why you believe the amount of the trademark asset remaining on the balance sheet at December 28, 2008 (after the impairment charge) is realizable.

Note 12. Leases, page F-22

10. We note from the statement of cash flows that in the year ended December 28, 2008, you received $17 million in cash from a sale lease-back transaction. Please provide us with, and disclose in future filings, a description of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement. See paragraph 17 of SFAS No. 98. Also, please tell us how you accounted for the sale-leaseback, including the calculation and presentation of any gain or loss.

Note 15. Supplemental Consolidated Financial Statement Information
(c) Accounts Payable and Accrued Expenses, page F-24

11. We note that accounts payable and other accrued expenses represents 27% of the current liabilities on the balance sheet as of December 28, 2008. Please revise future filings to separately disclose any item in excess of 5 percent of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Note 17. Restructuring, page F-26

12. We note your disclosure that during 2008 you wrote-off $1.7 million of capitalized development costs related to six restaurants for which the decision was made to forego the opening. Please tell us, and disclose in future filings, your accounting policy for capitalizing development costs, including the nature of any costs that you have capitalized on the balance sheet as of December 28, 2008 and December 30, 2007.

Exhibit Index

13. We note that you have filed Exhibit 10.28 with the Form 10-K and incorporated by reference Exhibits 10.26 and 10.27. These filings do not include all of the schedules and exhibits listed in the table of contents of the agreements. All agreements must be filed in full and include all schedules and exhibits. Please amend your Form 10-K to file the entire agreements, including all exhibits and schedules. Refer to Item 601(b)(10) of Regulation S-K.

Schedule 14A

Compensation Discussion and Analysis, page 19

14. We note on page 22 your use of performance targets in determining bonus payments to your named executive officers. Please confirm that in future filings you will quantify all performance targets, including EBITDA, under your bonus program that must be achieved in order for your named executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(407) 333-7442